
June 27, 2011

Via E-mail
William H. Schmidt, Jr.
Vice President and General Counsel
Buckeye Partners, L.P.
One Greenway Plaza, Suite 600
Houston, Texas 77046

> **Re:** **Buckeye Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 6, 2011**
> **File No. 333-172581**

Dear Mr. Schmidt:

We have reviewed your amendment to the Form S-3 and response letter dated June 2, 2011 and have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Information We Incorporate by Reference, page 2

1. We note your response to prior comment one from our letter to you dated May 24, 2011, and we reissue the comment. Please incorporate by reference all reports that Item 12(a)(2) of Form S-3 requires by specifically listing them in the prospectus, including the Form 10-Q for the quarter ended March 31, 2011.

2. Provide all the information that Item 12(c)(1)(i)-(iii) of Form S-3 requires.

Exhibit 5.1

3.   Please obtain from counsel and file with your next amendment a revised legality opinion that addresses comments six through eight from our letter to you dated March 30, 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: E. Ramey Layne, Esq. (via e-mail)